UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

Sealy Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

812139301

(CUSIP Number)

H Partners Management, LLC

888 Seventh Avenue, 29th Floor

New York, New York 10019

Attn: Rehan Jaffer

(212) 265-4200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 24, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 812139301

1	NAME OF REPORTING PERSONS H Partners Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,480,935
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,480,935
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,480,935
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON CO, IA

CUSIP No 812139301

1	NAME OF REPORTING PERSONS H Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,804,035
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,804,035
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,804,035
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No 812139301

1	NAME OF REPORTING PERSONS H Partners Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,804,035
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,804,035
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,804,035
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No 812139301

1	NAME OF REPORTING PERSONS Rehan Jaffer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,480,935
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,480,935
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,480,935
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D/A5

This constitutes Amendment No. 5 to the statement on Schedule 13D (the “Amendment No. 5”) filed jointly on behalf of H Partners Management, the Partnership, H Partners Capital and Rehan Jaffer, dated and filed November 7, 2011 (the “Statement”), relating to the common stock, $0.01 par value per share, of Sealy Corporation (the “Company”). The Company’s principal executive office is located at Sealy Drive, One Office Parkway, Trinity, North Carolina 27370. This amendment is being filed to amend and restate Item 4. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

The Shares covered by this Schedule 13D were acquired by the Reporting Persons for investment purposes in the ordinary course of business. The Reporting Persons believe that it would be in their best interest, and those of other shareholders, to attempt to influence the governance and business strategies of the Company. The Reporting Persons have attempted and continue to attempt to engage in discussions with members of the Board of Directors (the “Board”) and management of Sealy regarding potential means for enhancing shareholder value, including through potential shareholder proposals and seeking representation on the Board.

On March 11, 2012, the Reporting Persons sent a letter to the Board (the “March 11 Letter”) (filed as Exhibit 99.2 to Amendment No. 2 to the Statement) recommending that: (i) the Reporting Persons be allowed to appoint one representative to the Board; (ii) KKR’s Board representation be proportionate with its ownership interest; (iii) Dean Nelson resign from the Board; (iv) two additional qualified, independent directors be appointed; (v) a representative of the Reporting Persons be appointed to the CEO search committee; (vi) the Board’s nominating and corporate governance committee be recomposed; and (vii) the Board create a “Conflicts Committee.” Further, the March 11 Letter stated that the Reporting Persons would continue to explore all avenues to enhance the value of their investment, including, but not limited to, withholding votes from incumbent directors at the annual meeting of stockholders.

On March 23, 2012, the Board sent a letter to the Reporting Persons (the “Sealy March 23 Letter”) in response to the March 11 Letter. On March 27, 2012, the Reporting Persons sent a letter to the Board (the “March 27 Letter”) in response to the Sealy March 23 Letter (filed as Exhibit 99.3 to Amendment No. 3 to the Statement).

On April 12, 2012, as set forth in the press release filed as Exhibit 99.4 to Amendment No. 4 to the Statement, the Reporting Persons announced their intention to withhold votes from all of the incumbent directors at the annual meeting of stockholders of the Company.

On April 24, 2012, as set forth in the press release filed as Exhibit 99.5 to Amendment No. 5 to the Statement, the Reporting Persons commented on the voting results with respect to the Company’s director nominees at the annual meeting of stockholders of the Company.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate including, without limitation, purchasing or selling shares of common stock or preferred stock or other securities of the Company or changing their intentions with respect to any and all matters referred to in Item 4.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement (incorporated by reference from the Statement).

99.2	Letter, dated March 11, 2012, by the Reporting Persons to the Board of Directors of the Issuer (incorporated by reference from Amendment No. 2 to the Statement)

99.3	Letter, dated March 27, 2012, by the Reporting Persons to the Board of Directors of the Issuer (incorporated by reference from Amendment No. 3 to the Statement)

99.4	Press Release, dated April 12, 2012 (incorporated by reference from Amendment No. 4 to the Statement)

99.5	Press Release, dated April 24, 2012

SIGNATURES

After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   April 25, 2012

H Partners Management, LLC

By: Rehan Jaffer

Name/Title: Rehan Jaffer/Managing Member

H Partners, LP

By: H Partners Capital, LLC, its General Partner

By: Rehan Jaffer

Name/Title: Rehan Jaffer/Managing Member

H Partners Capital, LLC

By: Rehan Jaffer

Name/Title: Rehan Jaffer/Managing Member

Rehan Jaffer

By: Rehan Jaffer

Name/Title: Rehan Jaffer